EXHIBIT 99.1

Gazprom Appoints Hydro as Partner in Shtokman

Alexey Miller, the top executive of the Russian oil company Gazprom indicated in a meeting with Hydro's President and CEO, Eivind Reiten, on Thursday that Hydro could be one of the most important partners in the Shtokman gas field, situated on the Russian side of the Barents Sea.

It has been agreed that a work group shall now draw up a proposal for the concrete agreements on Hydro's possible participation in the development of the Shtokman field.

"This is very pleasing for Hydro and for Norwegian offshore expertise as a whole. Hydro is now seeing the results of its long-term engagement in oil and gas activities in Russia," says Eivind Reiten, President and CEO in Hydro.

The head of Gazprom, Alexey Miller, underlined at the meeting that Hydro could be one of the most important partners in the development of the gas field, on the basis of Hydro's unique technological position and its experience of offshore production and the transportation of gas from offshore fields.

"This is a recognition of Hydro's expertise after 30 years on the Norwegian continental shelf, and not least Hydro's technological project expertise from the Ormen Lange field development, which we hope to transfer and expand in the development of Shtokman together with Gazprom. There is potential here for reducing the cost estimate for the development by 30 percent," Reiten points out.

"Gazprom seems to feel that Hydro can contribute to an efficient development of Shtokman, but it must be underlined that there are a number of questions that need to be clarified, such as the progress plan for the development, ownership stakes and other conditions."

The Shtokman gas field is one of the largest in the world, localized in the deep water continental shelf on the Russian side of the Barents Sea, around 500 kilometres from Murmansk.

Hydro is a Fortune 500 energy and aluminium supplier operating in more than 40 countries. We are a leading offshore producer of oil and gas, the world's third-largest aluminium supplier and a leader in the development of renewable energy sources. Our 36,000 employees create value by strengthening the viability of the customers and communities we serve.

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Contacts:

Cecilie Ditlev-Simonsen
(+47) 22 53 20 97
(+47) 41 55 92 50
Cecilie.Ditlev-Simonsen@hydro.com

Idar Eikrem
(+47) 22 53 32 73
(+47) 95 02 83 63
Idar.Eikrem@hydro.com